Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

November 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Confidential Submission

Pursuant to Title I, Section 106 under the

Jumpstart Our Business Startups Act and

Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Amedica Corporation

Draft Registration Statement on Form S-1

Submitted September 24, 2013

CIK No. 0001269026

We are submitting this letter on behalf of Amedica Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 21, 2013 (the “Comment Letter”) from Amanda Ravitz, Assistant Director, to Eric K. Olson, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company initially submitted with the Commission on September 24, 2013 on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act (the “Initial Confidential Submission”). In conjunction with this letter, the Company is making its initial public filing (the “Initial Public Filing”) of such registration statement and making further amendments thereto (as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in the Initial Public Filing. Page numbers referred to in the responses reference the applicable pages of the Initial Public Filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

We are providing by overnight delivery to Mr. Ted Moskovitz of the Staff five courtesy copies of this letter and the Initial Public Filing that have been marked to show changes from the Initial Confidential Submission.

General

1.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: As of the date of this response letter, the Company has not provided any written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company will supplementally furnish any future written communications to the Staff, if the Company relies upon such section to provide written communications to potential investors that are qualified institutional buyers or institutional accredited investors.

To date, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Company will supplementally provide the Staff with any such research reports that are published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Graphics

2.	Comment: Please remove images of products which are merely in development and/or for which you have not made any commercial sales.

Response: Based upon precedent example registration statement filings displaying investigational devices, including D. Medical Industries Ltd. and the images of that company’s Patch Pump + CGM and Nilipatch on their registration statement (prospectus filed on August 5, 2010), Enteromedics Inc. and the image of that company’s Maestro System on their registration statement (prospectus filed on November 15, 2007), and XTENT, Inc. and the image of that company’s XTENT Custom NX Drug Eluting Stent System on their registration statement (prospectus filed on February 1, 2007), the Company has revised the disclosure included in the graphics on the inside front cover of the prospectus with respect to images of products under development to make it clear that the Company’s femoral head for total hip, femoral component for total knee and dental implant product candidates are investigational devices under development, have not been approved by any regulatory agency and are not available for commercial sale. The Company respectfully submits that with the changes to the

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Securities and Exchange Commission

November 8, 2013

disclosure on the inside front cover of the prospectus, an investor will fully understand the status of these product candidates and in no way believe that the Company has commercialized any of these product candidates.

Summary, page 1

3.	Comment: Please explain what you mean when you say in the first paragraph that over 11,500 of your spine products have been “successfully” implanted.

Response: In response to this comment, the Company has revised the disclosure contained on pages 1, 44 and 63 of the prospectus contained in the Initial Public Filing.

4.	Comment: We note your disclosure that the rate of adverse events reported to the FDA for your Valeo interbody spinal fusion devices is “significantly lower” than for PEEK devices. Please provide copies of the sources you used to calculate your rate of adverse events reported to FDA, as well as the rate for PEEK.

Response: The Company advises the Staff that as of the date hereof, the Company has implanted 14,235 Valeo interbody spinal fusion devices. Only 11 medical device reports have been reported to the FDA’s Manufacturer and User Facility Device Experience (MAUDE) database which sets forth all adverse events with respect to products that are reported to the FDA. The incidence rate of such reportable events for the Company’s Valeo devices is calculated as the percentage of reports made out of total devices implanted ((11/14,235)*100 = 0.077%, which was rounded to 0.1% for disclosure in the Registration Statement). The Company is supplementally providing the Staff with the Company’s records showing the number of Valeo interbody spinal fusion devices implanted and the listings in the MAUDE database related to its Valeo interbody spinal fusion devices.

The Company advises the Staff that an “adverse event” can be one of a number of incidences that require revision surgery. Most common adverse events are infection and implant migration, also known as pseudarthrosis. The Company’s review of several studies indicated that the infection rates for spinal surgery that may require revision surgery range from 2.6% to 18%. Additional studies identify pseudarthrosis as the most common reason for revision surgery. Studies examining revision rates indicate that revision surgeries have declined from approximately 28% of fusion surgeries in the early 1990s to approximately 5.6% by 2006. Although most studies do not identify the biomaterial used as the interbody fusion device, market data from the same period reveals a significant shift from bone or titanium devices to PEEK, indicating that PEEK devices were used in a majority of surgeries. Recent studies using PEEK found revisions rates ranging from 0% to 23%, depending on the surgical approach used. A study published in European Spine Journal that exclusively used PEEK devices observed revision rates of 15.4% and 5.9% for transforaminal lumbar interbody fusion and posterior lumbar interbody fusion procedures, respectively. Another study found that revision surgeries were required for 10.5% of the patient cohort who utilized a PEEK-only devices, compared with 0% revision rate for the patient cohort utilizing a PEEK device augmented with a supplemental fixation. In addition, in response to this comment, the Company has revised the disclosure contained on pages 1 and 63 of the prospectus contained in the Initial Public Filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

The Company is also supplementally providing the Staff copies of these studies, clearly marked to show the relevant sections that support the information disclosed in the prospectus and the page number where such information has been disclosed in the prospectus.

5.	Comment: If you choose to retain selective financial statement disclosure of your revenues in the summary, please also provide the related net loss for the relevant periods.

Response: In response to this comment, the Company has revised the disclosure contained on pages 1, 44 and 64 of the prospectus contained in the Initial Public Filing.

6.	Comment: Because your non-Silicon Nitride products appear to represent a significantly larger portion of your product revenues, please revise your summary to explain your other products in more detail and explain why you have highlighted your Silicon Nitride products so significantly.

Response: In response to this comment, the Company has revised the disclosure contained on pages 1, 44 and 64 of the prospectus contained in the Initial Public Filing.

Market Opportunity, page 2

7.	Comment: Please provide objective third party support for each place where you discuss the characteristics or statistical data regarding your industry and provide us with copies of the industry reports and research studies cited throughout your prospectus, clearly marked to support references made therein. For each report and study cited, tell us: (1) whether the study was financed or prepared by you or at your direction; (2) whether your officers or directors have any relationship with the researching institution; (3) whether the study is publically available; and (4) whether the you received consent to use the study as required by Rule 436 of the Securities Act of 1933. We may have additional comments upon reviewing these materials.

Response: The Company notes that it has revised the disclosure contained on pages 2, 63 and 65 of the prospectus contained in the Initial Public Filing to specifically name the source of some of the information cited. The Company is supplementally providing the Staff with the industry reports and other information provided to the Company, clearly marked to show the relevant sections, that support the data regarding the Company’s industry disclosed in the prospectus and the page number where such data has been disclosed in the prospectus. All industry reports and sources of information the Company cites in the prospectus for this data (i) were not commissioned by the Company, (ii) were prepared by independent third parties and (iii) are available to the public only for a fee. The Company respectfully submits that filing consents is not required under Rule 436 because the information included in the prospectus is not a report or opinion of an expert or counsel requiring a consent pursuant to Rule 436. The Company submits that the related information contained in the prospectus is not based on an expert study or report because it is based on the results of one or more surveys and reflects the aggregate survey results, rather than the opinion or judgment of an expert.

The Company notes that the responses to comments 4 and 22 reference the research studies and other sources of information relied on by the Company for other information about its industry and the biomaterials referred to in the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

Our Silicon Nitride Technology Platform, page 2

8.	Comment: You appear to indicate that you believe your product is superior because it has the listed characteristics; however, it is unclear whether competing products also have some or all of these characteristics. Please revise or advise.

Response: In response to this comment, the Company has revised the disclosure contained on pages 2 and 69 of the prospectus contained in the Initial Public Filing. The Company also directs the Staff to the Company’s responses to comments 4 and 22 which provide support for the Company’s beliefs with regards to the limitations of products made from other biomaterials.

Our Strategy, page 3

Develop Silicon Nitride for Total Joint Components, page 4

9.	Comment: Refer to the third bullet point on page 4. Explain what you mean by “confirm our regulatory strategy in the United States with the FDA.”

Response: In response to this comment, the Company has revised the disclosure contained on pages 4, 72 and 74 of the prospectus contained in the Initial Public Filing.

Risk Factors, page 10

Risks Related to Our Capital Resources, page 17

10.	Comment: Please quantify expected future capital funding needs for your planned near term activities, including research, development and regulatory approval activities necessary to bring each of your discussed product candidates to market.

Response: In response to this comment, the Company has revised the disclosure contained on pages 17 and 18 of the prospectus contained in the Initial Public Filing.

Capitalization, page 39

11.	Comment: Tell us, with a view toward disclosure in your capitalization discussion, whether there are any contingencies associated with the assumed conversion of the preferred stock upon consummation of the offering. For instance, tell us whether there are contingencies related to the size of the offering, the offering price or the valuation assigned to the company.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

Response: The current terms of the various series of the Company’s convertible preferred stock have contingencies related to the automatic conversion of outstanding shares thereof upon the consummation of the offering relating to the price per share of the shares sold by the Company in the offering. The current conversion rights and circumstances of automatic conversion are disclosed in Note 8 to the Company’s consolidated financial statements included in the Registration Statement. Prior to or in connection with filing an amendment to the Registration Statement that includes a price range of the common stock to be sold in the offering and prior to commencing a roadshow for the offering, the Company intends to amend the terms of all series of its convertible preferred stock to remove these price per share contingencies.

Management’s Discussion and Analysis of Financial Condition and Results of Operating, page 45

Product Revenue, page 46

12.	Comment: We note your disclosure that you believe that sales of your products will increase based upon your marketing efforts. Please discuss the basis for this statement, taking into account that: (1) your silicon nitride based products have had FDA approval since 2008, and your other products may have had a longer approval time; and (2) in light of your existing indebtedness, you appear to be unable to increase your current spending on marketing.

Response: The Company advises the Staff that it believes that based upon its marketing efforts, sales of its products will increase due to a number of factors including: (i) the launch of its second generation Valeo silicon nitride interbody spinal implants; (ii) initiation of its Design and Build program with key surgeons; (iii) the hiring of new experienced executive management; and (iv) the hiring of new sales professionals in the field. The design of the Company’s second generation Valeo spinal fusion products is substantially completed and the launch of some of the redesigned products is currently underway with additional products to be launched in 2014. The Company’s Design and Build Program was initiated in the first half of 2013 and the first products designed in this program have already been sold for evaluation. As disclosed on page 78 of the prospectus, in the first quarter of 2013, the Company restructured the leadership of its sales and marketing team and hired a Senior Vice President of Global Sales, a Vice President of Marketing and a Senior Vice President, Strategic Marketing. This new leadership team reviewed all of the Company’s sales and marketing practices and is implementing steps to improve the performance of these functions which we believe will lead to increased sales. In fact, since January 2013, the Company has hired three new area vice presidents to complement its sales force. The Company’s sales and marketing team

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November 8, 2013

as well as its research and development teams have already incurred the majority of the expenditures the Company believes are necessary to build out these teams and implement effective programs designed to increase sales. Additionally, the Company continues to expand its distribution network at no cost to the Company, as evidenced by the Company entering into a new sales agent agreement with K2M, Inc., one of the largest privately held spinal device companies in the world, in October 2013 for the Company’s silicon nitride products in European markets. As a result, the Company believes that it can increase the productivity of its existing sales and marketing infrastructure without significant additional expense. The Company also intends to use a portion of the net proceeds from the offering to further supplement its ability to incur marketing expenses.

Critical Accounting Policies and Estimates, page 55 Long-lived Assets and Goodwill, page 56

13.	Comment: While we note that you recognized a significant impairment charge for intangible assets during 2012, the remaining carrying amount of those assets continues to be significant to your total assets. Accordingly, please provide critical accounting policy disclosure that more fully describes the risk of future impairment. For instance, describe the margin you believe exists before you would be required to potentially measure and recognize an additional impairment loss, describe how you arrive at estimates of future cash flows and describe the key assumptions on which your determination of recoverability is based. Clarify the extent of subjectivity and potential variability of the impairment evaluation in your particular circumstances.

Response: In response to this comment, the Company has revised the disclosure contained on pages 56 and 57 of the prospectus contained in the Initial Public Filing.

The Company supplementally advises the Staff that it believes it has appropriately applied the guidance in ASC 350 and ASC 360 regarding its recorded indefinite lived and finite lived identifiable intangible assets, respectively, as of December 31, 2012.

The Company supplementally provides the following table which reflects the remaining carrying amounts of the intangible assets (after the impairment charge recorded as of December 31, 2012). All of these intangible assets were acquired from US Spine and included in the analysis below. The table also reflects the future undiscounted cash flows related to the amortizable intangible assets (all dollar amounts in thousands):

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Securities and Exchange Commission

November 8, 2013

Classification	12/31/2012

Indefinite lived intangible assets	$350	1.0%
Amortizable intangible assets	$4,839	14.5%
Total assets	$33,455	100.0%
Undiscounted cash flows related to amortizable intangible assets	$14,970
Excess over carrying value	$10,131
Carrying value prior to impairment	$18,221

The Company believes the information in the table supports its assertion that the remaining carrying value of the indefinite lived intangible assets as of December 31, 2012 is not material and does not require specific disclosure of the risk of future impairment. The Company also believes the information in the table supports the assertion that the risk of future impairment of the amortizable intangible assets is mitigated by the excess of the undiscounted cash flows over the net carrying value.

The Company engaged an independent third party valuation specialist to perform recoverability and impairment analyses of certain long-lived intangible assets previously acquired from US Spine as of December 31, 2012. The assets included in the analyses were trademarks (all of which had been assigned indefinite lives) and customer relationships, developed technology and other patents and patent applications (all of which had been assigned finite lives).

For the trademarks with indefinite lives, the analysis utilized a relief from royalty methodology, which is a commonly accepted valuation technique.

For the finite lived asset impairment analysis, the Company completed step one under ASC 350 to determine impairment and determined that the carrying amount of the assets was greater than the sum of the undiscounted cash flows (at the lowest identifiable level as it relates to the specific asset group) in the recoverability test, and therefore moved on to complete step two of the analysis under ASC 350. The step two analysis was performed based on application of the income approach. The income approach estimates the fair value of an asset group based on the value of the cash flows that the asset group can be expected to generate for the remaining useful life of the asset group’s primary asset, which is developed technology, which has an expected remaining life of approximately ten years (originally estimated to be twelve years when acquired from US Spine in 2010). The forecasted cash flows were discounted at 17% for the asset group, based on consideration of certain aspects of the projected financial information by comparing its various components, such as revenue growth, profit margins, capital expenditure expectations, to the asset group’s historical performance, industry data and reasonably comparable companies.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

If there is a significant reduction in forecasted future cash flows, due to a deterioration of market conditions or for any other reason, the amount of any resulting impairment could have a material adverse effect on reported financial results for the period in which the charge is taken. The Company believes, however, that the excess of undiscounted cash flows over remaining net carrying value as of December 31, 2012 reduces the risk of additional impairment losses in the future. The Company has revised the disclosure contained on page 18 of the prospectus contained in the Initial Public Filing to add a risk factor regarding the risk of future impairments.

14.	Comment: In light of the significant impairment recognized for intangible assets in the year ended December 31, 2012, please describe to us the analysis you performed and the factors you relied upon in concluding that there was no goodwill impairment as of December 31, 2012. Your response should fully describe how you applied the guidance from FASB ASC 350-20. In that you report negative equity and disclose that you have a single reporting unit, please be specific in describing how you considered the guidance applicable to reporting units with negative carrying amounts.

Response: The Company supplementally advises the Staff that this response is in connection with this comment 14 and comment 31 below.

The Company advises the Staff that the Company considers ASC 350-20-35-8A when performing its annual impairment test, which states that if the carrying amount of a reporting unit is zero or negative, the second step of the impairment test under ASC 350 shall be performed to measure the amount of impairment loss, if any, when it is more likely than not (that is, a likelihood of more than 50 percent) that a goodwill impairment exists. The Company notes that the determination of whether a reporting unit is zero or negative is based on “carrying amount,” not necessarily equity. Therefore, although the Company reported a stockholders’ deficit as of December 31, 2012, because the Company’s assets exceed its liabilities (the preferred stock is not considered debt), the Company does not believe that it has a negative carrying amount. Accordingly, the Company respectfully submits that paragraph 35-8A under ASC 350-20 does not apply to its situation. The Company has preferred stock classified in temporary equity because it is redeemable upon the occurrence of an event that is not solely under the Company’s control (a change in control provision) pursuant to ASR 268 (included in codification at ASC 480-10-S99-3A). However, the preferred stock was not considered to be a liability but, rather, was considered to be equity for purposes of determining the carrying amount of the reporting unit in the current year analysis and the prior year analysis. The Company considered the following paragraph from the basis for conclusion of ASU 2010-28 in reaching this decision:

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Securities and Exchange Commission

November 8, 2013

BC4. The Task Force evaluated the different approaches used to calculate the carrying amount of reporting units. Some Task Force members thought choosing an approach for calculating the carrying amount of a reporting unit was an accounting principle choice, while others thought it was a choice of estimation methods. One Task Force member was concerned that this diversity would effectively allow a publicly traded single reporting unit to look to something other than its quoted market price as evidence of fair value. The Task Force decided to address the concerns about diversity in practice without mandating an approach for calculating the carrying amount of a reporting unit for purposes of Step 1 of the goodwill impairment test, even for entities with single reporting units. The Task Force observed that the manner in which the fair value and carrying amount of the reporting unit is determined should be consistent.

Since the guidance in ASC 350 does not prescribe how a reporting unit’s carrying amount should be determined, the Company considered the fact that its preferred stock contains characteristics that are much more equity-like, rather than debt-like (i.e. the preferred stock is not mandatorily redeemable and is only presented in temporary equity based on change of control provisions that are not solely within the control of the Company). While the preferred stock is considered equity in accordance with GAAP (i.e., not considered a liability), it is only presented outside permanent equity for reporting with the Commission since the securities are redeemable at the option of the holder or outside the control of the issuer. The Company also noted that within other existing accounting guidance, such as ASC 810-10-15-14, when determining whether an entity has sufficient equity, only GAAP equity that is at risk should be considered. The Company notes that preferred stock classified in temporary equity because it is redeemable upon the occurrence of an event that is not solely under the entity’s control, such as a change in control provision, can be considered equity for the sufficiency of equity test. Given these considerations, the Company has included the preferred stock as equity in its impairment analysis, and respectfully believes that the guidance for reporting units with negative carrying amounts is not applicable to its situation.

The Company also considered each item included in the list of events and circumstances contained in ASC 350-20 in its goodwill impairment analysis as of December 31, 2012. There was a combination of positive and negative evidence based on relevant company-specific events; such as the impairment of specific intangible assets and declining common stock valuations; as well as changes in key management, new Design and Build Program, new key partnership agreements, the stability of manufacturing cost factors and the ability of the Company to refinance its bank debt. In weighing the various events in totality, the Company concluded that it was “more likely than not” that goodwill could be impaired; therefore a step one analysis under ASC 350 was performed. The Company compared the fair value of its single reporting unit to its carrying amount and concluded that its fair value exceeded its carrying amount. The valuation of the reporting unit

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November 8, 2013

requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, the Company evaluated the financial health of the business, including such factors as industry performance and operating cash flows. The Company estimated the fair value of the reporting unit using the income approach. The income approach is calculated based on management’s best estimates of future cash flows, which depend upon pricing strategies, market segment share and general economic conditions. Changes in these forecasts could significantly change the calculated fair value of the reporting unit.

In response to these comments, the Company has revised the disclosure contained on pages 55-57 of the prospectus contained in the Initial Public Filing and added a risk factor on page 19 of the prospectus contained in the Initial Public Filing.

15.	Comment: We see your continued losses and a decrease in revenues in the first six months of 2013. Please tell us whether you performed an interim goodwill impairment analysis as of June 30, 2013. If not, please describe to us the factors you considered in concluding that an interim analysis was unnecessary.

Response: The Company advises the Staff that in determining whether to perform an interim goodwill impairment analysis as of June 30, 2013, the Company considered and weighed whether an event had occurred, or circumstances had changed, that would more likely than not reduce the fair value of its single reporting unit below its carrying amount. The Company considered each item included in the list of events and circumstances contained in ASC 350-20, and concluded that there was a combination of positive and negative evidence based on relevant company-specific events; such as continued losses and a decrease in revenues in the first six months of 2013 compared to 2012; as well as changes in key management, new key partnership agreements, stability of manufacturing cost factors, and the ability of the Company to recently refinance its bank debt. More specifically, the Company evaluated the impact of a decrease in its sales from its 2013 revenue forecast used in the annual goodwill impairment at December 31, 2012. The Company believes the decrease is partially attributable to the timing of the release of the next generation of certain of its products as opposed to a general downward trend in its business, however, the Company still believes that its forecasts are still reasonable. The forecasts were completed in early 2013, using three months of actual results, and as of June 30, 2013 the actual results were reasonably consistent with the forecasts. In weighing the various events in totality, the Company concluded that it was not “more likely than not” that goodwill was impaired and, therefore, a step one analysis under ASC 350 was not performed as of June 30, 2013.

16.	Comment: With respect to goodwill, please expand for the following matters to enhance your disclosures regarding the potential for goodwill impairment. In that regard, please consider the following in expanded MD&A:

•	Please fully describe the factors you considered in concluding that as of your most recent evaluation that it was more likely than not that there was no goodwill impairment. That is, describe the factors you considered in concluding that the carrying amount of goodwill did not exceed its implied fair value.

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•	Describe the key methods and assumptions used and describe how the key assumptions were determined.

•	Describe the degree of uncertainty associated with the key assumptions, including reasonable specificity to the extent you have assumed improvements in your operating results.

•	Describe potential events and circumstances that could reasonably be expected to affect the key assumptions.

Response: In response to this comment, the Company has revised the disclosure contained on pages 56 and 57 of the prospectus contained in the Initial Public Filing.

The Company also advises the Staff that it considered each item included in the list of events and circumstances contained in ASC 350-20 in its goodwill impairment analysis as of December 31, 2012. There was a combination of positive and negative evidence based on relevant company-specific events; such as the impairment of the related intangible assets and declining common stock valuations; as well as changes in key management, new Design and Build Program, new key partnership agreements, the stability of manufacturing cost factors and the ability of the Company to refinance its bank debt. Weighing the effect of the various positive and negative factors requires the use of significant judgment by management of the Company. In weighing the various events in totality, the Company concluded that it was “more likely than not” that goodwill could be impaired and, therefore, a step one analysis under ASC 350 was performed. The Company compared the fair value of its single reporting unit to the carrying amount of goodwill, and concluded that no goodwill impairment existed. The valuation of the reporting unit requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, the Company evaluated the financial health of the business, including such factors as industry performance and operating cash flows. The Company estimated the fair value of the reporting unit using the income approach. The income approach is calculated based on management’s best estimates of future cash flows, which depend upon pricing strategies, market segment share and general economic conditions. Changes in these forecasts could significantly change the calculated fair value of the reporting unit. The most significant methods and assumptions utilized by the Company in the projection of future cash flows, include the following:

•	Revenue growth rates ranging from 5% to 45% in the first five years;

•	Long-term (residual) growth rate of 5%; and

•	Discount rate of 17%, approximating the weighted average cost of capital.

The Company advises the Staff that there is a certain degree of uncertainty associated with the key assumptions, and that there are potential events and circumstances that could

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reasonably be expected to affect key assumptions, such as (i) significant decline in product revenue or failure to increase revenue in future years; (ii) failure of the new Design and Build Program to increase revenue as expected; (iii) significant increases in the manufacturing costs or acquisition costs of our inventory items; and (iv) lack of clearance or approval from the FDA for any of the Company’s future product candidates. The amount of any impairment could be significant and could have a material adverse effect on reported financial results for the period in which the charge is taken. The Company has revised the disclosure contained on page 19 of the prospectus contained in the Initial Public Filing to add a risk factor regarding the risk of future impairments.

Stock-Based Compensation Expense, page 57

17.	Comment: Please tell us whether you have had any preliminary pricing discussions with your underwriters. If so, please tell us about the substance of those discussions and tell us whether those discussions were considered in determining the estimated fair value of your common stock.

Response: The Company advises the Staff that the company had preliminary pricing discussions with the underwriters prior to starting the process to prepare for the offering and drafting the Registration Statement. These discussions were very preliminary and were conducted before the underwriters had conducted any due diligence on the Company and based partially on the market conditions at that time and the underwriters’ basic understanding of the Company and its business and prospects. As a result, these preliminary discussions were not reliable and the Company did not consider them in determining the estimated fair value of its common stock. As disclosed in the Registration Statement, the Company considered more acceptable and reliable measures, including independent third party valuations, to determine the fair value of its common stock.

18.	Comment: With respect to the 2.4 million restricted stock units granted in February 2013, please disclose the expected amount of the charge to earnings, assuming vesting conditions are satisfied.

Response: In response to this comment, the Company has revised the disclosure contained on page 60 of the prospectus contained in the Initial Public Filing.

19.	Comment: Once an offering pricing range is available, please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the range.

Response: The Company anticipates supplementally advising the Staff of the indicative price range of the offering as soon as it is available, and will include its proposed disclosure in response to this and other applicable comments, in an amendment to the Registration Statement or provide it through a confidential submission to the Staff. The Company acknowledges that the Staff may have additional comments at that time.

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Securities and Exchange Commission

November 8, 2013

20.	Comment: While we note that you have not granted employee stock options in recent periods, there are other measurements in your financial statements that are in-part dependent on the estimated fair value of your common stock. According, please expand to provide a specific discussion of each key factor contributing to any significant difference between the estimated fair value of your common stock and the estimated offering price (or pricing range) for the 12 months prior to the contemplated offering. Note that we are deferring final evaluation of share-based compensation and other common equity-linked valuations until the estimated offering price is specified and we may have further comments in that regard when you file an amendment containing that information.

Response: The Company informs the Staff that it anticipates supplementally advising the Staff of the indicative price range for the offering as soon as it is available, and will include its proposed disclosure in response to this and other applicable comments in an amendment to the Registration Statement or provide it through a confidential submission to the Staff. The Company acknowledges that the Staff may have additional comments at that time.

Market Opportunity, page 65

21.	Comment: Please tell us whether your interbody spinal fusion products would have been suitable for use in all 400,000 of the procedures discussed here. If not, please revise to explain how this number is relevant to your business.

Response: The Company notes that it has revised the disclosure on page 65 of the prospectus included in the Initial Public Filing to change the reference to “more than 400,000” to “approximately 300,000.” Additionally, the Company advises the Staff that through the Company’s significant experience in the interbody spinal fusion market and its extensive relationships with surgeons conducting spinal fusion procedures with interbody devices, the Company understands that these procedures are performed primarily in two regions of the spine, the cervical and lumbar regions of the spine. In the lumbar spine there are several different surgical approaches to implant these devices. The Company has received FDA clearance for interbody spinal fusion devices for both cervical and lumbar spinal fusion procedures and for every type of surgical approach to implant these devices. Therefore, the Company believes that it has an approved product that could be used for most, if not all, of the 300,000 interbody spinal fusion procedures referred to in the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

Limitations on Biomaterials used in Interbody Spinal Fusion Materials, page 66

22.	Comment: Please explain to us the basis for your beliefs regarding other biomaterials listed in this section.

Response: The Company supplementally advises the Staff that the Company’s beliefs regarding biomaterials are based partially on the information disclosed under “Business – Supporting Data” starting on page 75 of the prospectus contained in the Initial Public Filing and more specifically on the following:

We believe the rate of revision surgery for PEEK interbody spinal fusion devices is approximately 6%.

A review of both large and small scale retrospective studies in which bone, titanium or PEEK comprised the predominant implant materials indicated that revision rates may range from 0% to 23% depending on the surgical approach. A study published in European Spine Journal that exclusively used PEEK devices observed revision rates of 15.4% and 5.9% for transforaminal lumbar interbody fusion and posterior lumbar interbody fusion procedures, respectively. Another study found that revision surgeries were required for 10.5% of the patient cohort who utilized a PEEK-only devices, compared with 0% revision rate for the patient cohort utilizing a PEEK device augmented with a supplemental fixation. Based on the studies reviewed by the Company, it is estimated that the overall revision rate for PEEK is approximately 6%.

PEEK restricts bone growth, lacks strength and resistance to fracture, lacks anti-infective properties and lacks imaging compatibility.

In addition to the Company’s significant experience in the interbody spinal fusion market, the Company’s belief that PEEK has the limitations listed above is based in part on the following:

•

The Company conducted two studies, the results of which suggest that the chemistry and surface topography of PEEK does not promote bone growth as well as silicon nitride. The results of the first study, published in Acta Biomaterialia, demonstrated that PEEK does not adsorb three key proteins necessary for bone growth as effectively as silicon nitride and titanium and as a result, the oseointegration ability of silicon nitride was substantially better than PEEK. The second study investigated the osteointegration characteristics of PEEK and two other biomaterials. The observed bone growth in the surgical sites surrounding PEEK was less than the other two biomaterials. Three months after implantation, the force required to separate the implant from its surrounding bone was measured; a larger force is an indication of improved osteointegration. PEEK required a lower force than the other biomaterials tested both in the absence of

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Securities and Exchange Commission

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and in the presence of bacteria. More information on this topic is found under “Business—Supporting Data—Promotion of Bone Growth” starting on page 75 of the prospectus contained in the Initial Public Filing.

•	The Company reviewed a number of studies reporting the properties of PEEK and determined that PEEK was not as strong or as resistant to fracture as other biomaterials. In particular, mechanical data published in “Orthopedic applications of silicon nitride,” demonstrates that silicon nitride has superior strength and fracture resistance compared to certain other biomaterials and states “[d]ense Si3N4 [silicon nitride] ceramics prepared by in situ toughening have mechanical properties that are superiors to the Al2O3-based ceramics and composites currently used as bearings for total hip and knee joint replacement.” Additionally, table showing ranges for the hardness, strength and fracture resistance of PEEK can be found under “Business—Supporting Data—Hardness, Strength and Resistance to Fracture” starting on page 76 of the prospectus contained in the Initial Public Filing.

•	Published in the International Journal of Nanomedicine, one study conducted by the Company found that PEEK demonstrated the highest biofilm affinity of the biomaterials tested. The study also noted that “once bacteria colonize implant surfaces by expressing a biofilm layer, they become relatively impervious” to host immune mechanisms and antibiotic treatment. Silicon nitride, in contrast, “has intrinsic bacteriostatic properties.” More information about PEEK’s anti-infective properties can be found under “Business—Supporting Data – Anti-Infective Properties” on page 77 of the prospectus contained in the Initial Public Filing.

•	The Company conducted a study to examine the compatibility of various orthopedic biomaterials, including PEEK, with x-ray, CT and MR imagining. The results of this study indicated that PEEK was invisible in x-ray. More information can be found under “Business—Supporting Data—Imaging Compatibility” on page 78 of the prospectus contained in the Initial Public Filing.

Allograft Bone does not effectively promote bone growth; lacks strength, resistance to fracture and anti-infective properties.

The Company’s conclusions about the limitations of allograft bone are based on the following:

•	Although there are no direct comparative studies between silicon nitride and allograft bone assessing the biomaterial’s ability to promote bone grown, an article in the Journal of Bone & Joint Surgery suggests that the use of allograft does not necessarily result in improved bone unions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

•	A comparative study of several biomaterials provides mechanical property data showing the superior strength of silicon nitride in comparison to bone. Additional studies provide data to demonstrate that cortical bone has poor fracture strength and resistance to fracture when compared to silicon nitride.

•	Safety is also a prime consideration with allograft bone because transmission of disease and bacterial contamination can occur and may be life-threatening.

Metals do not effectively promote bone growth and they lack anti-infective properties and imaging compatibility.

The Company’s conclusions about the limitations of metals are based on the following:

•	In 2012, the results of in vivo and in vitro studies conducted by the Company indicated that silicon nitride provided a more optimal environment for bone growth than titanium. Adsorption of two key proteins for bone growth, fibronectin and vitronectin, was up to four times greater on silicon nitride than on titanium. Similarly, a third protein, laminin, had up to two and a half times greater adsorption on silicon nitride than titanium in the in vitro study. A second study examined the effect of bacteria on osteointegration; the results of this in vivo study showed that new bone formation and apposition occurred at higher levels with silicon nitride than titanium both in the presence of and in the absence of bacteria. Furthermore, three months after implantation, the force required to separate silicon nitride from the implant was nearly twice the force require to separate titanium. More information can be found under “Business—Supporting Data—Promotion of Bone Growth” starting on page 75 of the prospectus contained in the Initial Public Filing.

•	The results of these studies also indicated that titanium lacks anti-infective properties. In the in vitro study, live bacteria counts were up to eight times higher on titanium than on silicon nitride. In the in vivo study, bacteria was applied to the biomaterials before implantation and three months later, titanium showed infection. More information can be found under “Business – Supporting Data – Anti-Infective Properties” on page 77 of the prospectus contained in the Initial Public Filing.

•

The results of a 2007 study conducted by the Company to assess the radiolucent characteristics of certain biomaterials in x-ray, the presence of scatter in CT qualitatively and distortion in MRI quantitatively. In x-ray, visualization of the

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Securities and Exchange Commission

November 8, 2013

underlying bone was not possible with metal and the CT and MRI results indicated the presence of distortion when used with metal. More information can be found under “Business – Supporting Data – Imaging Compatibility” on page 78 of the prospectus contained in the Initial Public Filing.

The Company is supplementally providing the Staff copies of the applicable studies and articles, clearly marked to show the relevant sections that support the information disclosed in the prospectus and the page number where such information has been disclosed in the prospectus.

Our Strategy, Page 72

Continue to Implement our Design and Build Program, page 72

23.	Comment: Please explain the evaluation criteria used by surgeons participating in the program.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 72 of the prospectus contained in the Initial Public Filing.

Apply our Silicon Nitride Technology Platform to Other Uses, page 72

24.	Comment: In regards to your discussion of silicon nitride technology’s adaptability to hip and knee implants, dental implants, and sports medicine and trauma products, please disclose whether each of these products has been evaluated by the FDA or in the field, and the expected timeline for each product’s introduction into the marketplace.

Response: In response to the Staff’s comment regarding dental implants, sports medicine and trauma product candidates, the Company advises the Staff that it has revised the disclosure on pages 4, 72 and 75 of the prospectus contained in the Initial Public Filing.

Executive and Director Compensation, page 94

25.	Comment: Please reconcile information contained in the Summary Compensation table on page 94 with the narrative information on approved salaries located in the first paragraph on page 95.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on pages 94 and 95 of the prospectus contained in the Initial Public Filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

Annual Cash Bonuses, page 95

26.	Comment: We note that you seek to reward your executives’ achievement of key strategic and business outcomes with cash bonuses. In this regard, it appears that the bonuses may not be purely discretionary. Please disclose your executives’ 2012 strategic and business outcome bonus goals, or advise.

Response: The Company advises the Staff that all cash bonuses are at the discretion of the Company’s compensation committee and the compensation committee may decide not to award cash bonuses in a particular year, including for 2013, even if one, or all, of the predetermined corporate objectives are achieved for that particular year. In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 95 of the prospectus contained in the Initial Public Filing to clarify the disclosure with respect to the discretionary nature of cash bonuses.

Financial Statements, page F-1

27.	Comment: Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response: The Staff’s comment is noted and the Company will include updated financial statements in future submissions and filings of the Registration Statement as and when required by Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

28.	Comment: Please tell us how you determined that your disclosure about non-cash financing and investing activities is complete. As appropriate, please expand the disclosure at the bottom of the cash flow statement or add disclosure that clearly references the required information from the notes to financial statements. Refer to FASB ASC 230-10-50.

Response: In response to this comment, the Company advises the Staff that it has evaluated all of the noncash transactions for disclosure and, accordingly, has expanded the disclosure at the bottom of its cash flow statement on page F-6 of the prospectus contained in the Initial Public Filing.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

29.

Comment: Please expand to clarify how you apply each of the four general revenue recognition criteria enumerated in the second sentence of your revenue policy in determining the timing and amounts revenue. Please also clarify how you actually apply

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Securities and Exchange Commission

November 8, 2013

each of the matters referred to in the third sentence of your disclosure and clarify how those matters relate to the four general criteria cited in the second sentence. It appears that similar considerations apply to the revenue policy disclosures on pages 46 and 55 of MD&A.

Response: In response to this comment, the Company advises the Staff that it has revised the disclosure on pages 45, 55 and F-9 of the prospectus contained in the Initial Public Filing.

30.	Comment: Please clarify whether revenue polices for “spinal fusion devices” referred to in the first sentence of your revenue policy disclosure differ from those for “spinal implants” referred to in the last sentence of the disclosure. If the fourth sentence of your disclosure is describing how you apply the delivery criteria from the second sentence of your disclosure, please revise to clarify. It appears that you may need to reorganize the revenue policy disclosure to better clarify your revenue policies, how you apply those policies and when you actually recognize revenue. It appears that similar considerations apply to the revenue policy disclosures on pages 46 and 55 of MD&A.

Response: In response to this comment, the Company advises the Staff that it has revised the disclosures on pages 45, 55 and F-9 of the prospectus contained in the Initial Public Filing.

The Company also supplementally advises the Staff that the references to “spinal implants” and “spinal fusion devices” refer to the same products and the revised disclosures referenced above remove references to “spinal implants” to avoid any confusion with respect to these product references.

Long-lived Assets and Goodwill, page F-10

31.	Comment: You disclose that you have a single reporting unit and we see that you report a stockholders’ deficit. However, your accounting policy for goodwill impairment testing describes the method applicable to reporting units where the carrying amount is greater than zero. Accordingly, tell us how your goodwill impairment testing accounting policy disclosure considers the method and guidance applicable to reporting units with zero or negative carrying amounts. Refer to FASB ASC 350-20.

Response: The Company refers the Staff to the Company’s response to comment 14 above.

Note 7. Debt and Line of Credit, page F-17

New Bank Debt/Preferred Stock Warrant Liability, page F-19

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

32.	Comment: Please expand to describe or to refer to description of the impact of the covenant violations on the balance sheet classification of your debt at June 30, 2013.

Response: In response to this comment, the Company advises the Staff that it has revised the disclosure on page F-20 of the prospectus contained in the Initial Public Filing.

33.	Comment: We note your disclosure on pages F-22 and F-28 of significant assumptions used in determining the estimated fair value of your common shares. Here, or in MD&A, please provide expanded narrative to more fully explain your modeling and to add context to the disclosed assumptions. For instance, please consider the following in expanded narrative:

•	Describe the two components of the hybrid model referred to in your disclosure, describe why you selected those models and clarify how you weight the results of the discounted cash flow and guideline company models.

•	Clarify the nature of the assumptions applicable to each of the two components of your modeling and describe how you arrive at those assumptions.

•	Add sufficient context to explain the assumptions. For instance, clarify why revenue growth rates range between 5.7% and 609% and why EBITDA margins range between 28.9% and (9877)%.

Response: In response to this comment, the Company has revised the disclosure contained on pages 58, F-22 and F-28 of the prospectus contained in the Initial Public Filing.

The Company supplementally advises the Staff that the two components of the hybrid model are the income approach – discounted cash flow method, and the market approach – guideline public company method. The Company weighted the results of these two methods as follows: discounted cash flow method – 60%; guideline public company method – 40%, as these two methods were selected due to their applicability to private companies and the weighting was based on the likelihood of a public offering by the Company at the time, which was determined to be approximately 40%.

The Company utilized the following assumptions in the hybrid model:

•	Weighted-average cost of capital (“WACC”) is estimated at 18% for the 2011 valuation and 17% for the 2012 valuation.

•	Revenue growth rates utilized in the valuation model ranged from 159.4% to 5.7% for 2011 and from 32.5% to 5.0% for 2012. The Company notes that these ranges were incorrectly stated in the Initial Confidential Submission as ranging from 609% to 5.7% for 2011 and from 609% to 13.5% for 2012. These assumptions require significant judgment and represent management’s best estimate of future revenues associated with new product introductions including the following:

•	Spine products market

•	Valeo II traditional implants;

•	Valeo stand alone implants; and

•	Design and Build Customization.

•	Reconstructive market

•	Coated / solid femoral head for total hip market; and

•	Coated femoral component for total knee market.

•	Dental and sports medicine market

•	Dental abutment; and

•	Bone anchor.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

•	EBITDA margins utilized in the valuation model ranged from (25.0)% to 28.8% for 2011 and from (23.8)% to 32.7% for 2012. The Company notes that these ranges were incorrectly stated in the Initial Confidential Submission as ranging from (9877)% to 28.9% for 2011 and from (9877)% to 32.7% for 2012. These assumptions represent management’s best estimate of future profitability based on revenue growth rates and anticipated cost structure, including the overall expansion of the business.

Exhibits

Exhibit 23.1 Consent of Ernst & Young LLP

34.	Comment: Please file a consent from your independent accountants with your first public filing in EDGAR. Afterwards, to the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to you, please provide a currently dated and signed consent from your independent accountants with subsequent publicly filed amendments.

Response: The Staff’s comment is noted and the Company has filed a consent from the Company’s independent accountants with the Initial Public Filing and will file updated consents as needed in subsequent amendments to the Registration Statement .

*        *        *         *        *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call Daniel T. Kajunski, Esq. or Anthony E. Hubbard, Esq. of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 8, 2013

cc:	Securities and Exchange Commission

Amanda Ravitz, Assistant Director

Ted Moskovitz

Praveen Kartholy

Gary Todd

Amedica Corporation

Eric Olson

Jay Moyes

Kevin Ontiveros

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan Kravetz, Esq.

Anthony Hubbard, Esq.

Cooley LLP

Babak Yaghmaie, Esq.

Darren DeStefano, Esq.

Ernst & Young LLP

David Hickox

Howard Stoker